Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel: 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

John J. O’Brien

Partner

215.963.4969

March 6, 2017

FILED AS EDGAR CORRESPONDENCE

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Brinker Capital Destinations Trust Initial N-1A/A Filing (File
Nos. 333-214364 and 811-23207)

Dear Ms. Vroman-Lee:

On behalf of our client, Brinker Capital Destinations Trust (the “Trust”), this letter responds to the comments you provided via telephone on February 28, 2017 in which you set forth the Securities and Exchange Commission (the “Commission”) Staff’s comments concerning the Trust’s second pre-effective amendment to its Registration Statement on Form N-1A (the “Registration Statement”), as filed with the Commission on February 10, 2017 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”), for the purpose of registering shares of the following series of the Trust: Destinations Large Cap Equity Fund, Destinations Small-Mid Cap Equity Fund, Destinations International Equity Fund, Destinations Equity Income Fund, Destinations Real Assets Fund, Destinations Core Fixed Income Fund, Destinations Low Duration Fixed Income Fund, Destinations Global Fixed Income Opportunities Fund, Destinations Municipal Fixed Income Fund, and Destinations Multi Strategy Alternatives Fund (each a “Fund” and, together, the “Funds”). Responses to each of the Staff’s comments, based on information provided by Brinker Capital, Inc. (the “Adviser”), are set forth below. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

This Correspondence accompanies the Trust’s third pre-effective amendment to its Registration Statement, which includes seed audit financials. Subject to the Registration Statement being granted effectiveness, the Trust plans to commence operations on or about March 20, 2017.

Ms. Vroman-Lee

March 6, 2017

1.	Comment. Regarding the Destinations Large Cap Equity Fund, it appears that the disclosure regarding the Fund’s definition of “large capitalization securities,” which referred to a market index, has been removed from the Fund’s Item 4 disclosure. Please reinstate this disclosure.

Response. In response to your comment, the Fund has reinstated the disclosure in its Item 4 disclosure. The Destinations Small-Mid Cap Equity Fund has made similar changes. The Funds’ moved this disclosure to their Item 9 disclosure in the Trust’s prior filing.

2.	Comment. Because the Destinations Equity Income Fund includes the term “income” in its name, the SEC staff believes that its primary investment objective should refer to income. Please consider revising the Fund’s investment objective accordingly.

Response. In response to your comment, we have revised the Fund’s investment objective to state “Primary objective of current income with secondary objective of long-term capital appreciation.”

3.	Comment. With respect to the Destinations Real Assets Fund, please provide additional information about how the Fund’s Sub-adviser will determine whether a company is consistent with the Fund’s principal investment strategies based on its review of publicly available information about the company.

Response. Upon further review of this disclosure, the Trust believes that it was unnecessarily confusing and did not provide shareholders with useful or necessary information about the portfolio management process. Accordingly, we have removed this language from the Prospectus.

4.	Comment. Because the Destinations Municipal Fixed Income Fund includes the term “fixed income” in its name, the SEC staff believes that, consistent with Rule 35d-1 under the 1940 Act, the Fund should adopt an 80% test that refers to fixed income securities.

Response. In response to your comment, we have revised the Fund’s 80% test to refer to “fixed income securities” instead of “debt instruments.” The Fund has also retained the tax-exempt portion of its 80% test, consistent with Rule 35d-1 under the 1940 and the SEC staff’s guidance in relation thereto.

5.	Comment. Where applicable, and consistent with the instructions to Item 5 of Form N-1A, please state that the Funds’ portfolio managers are “jointly and primarily responsible” for managing the Funds’ assets.

Response. In response to your comment, we have added disclosure to each Fund’s Item 5 disclosure that clarifies that where more than one portfolio manager is disclosed for the Adviser or a Sub-adviser, the portfolio management team is jointly and primarily responsible for (i) overseeing the Sub-advisers and the Fund (in the case of the Adviser) or (ii) managing the assets allocated to it by the Adviser (in the case of Sub-advisers).

6.	Comment. The Statement of Additional Information includes reference to event-linked bonds, but the Trust’s prior Correspondence filing indicated that the Funds do not expect to invest in event-linked bonds. Please reconcile.

Ms. Vroman-Lee

March 6, 2017

Response. In response to your comment, we have removed the event-linked bond disclosure from the SAI.

7.	Comment. As indicated in the Trust’s prior Correspondence, please provide a more detailed response to Comment #10 of the staff’s November 30, 2016 comment letter.

Response. Reference is made to the Trust’s prior response, as filed with the SEC on February 10, 2017. As previously indicated, the Destinations Core Fixed Income Fund has the ability to invest in CMOs, the Destinations Low Duration Fixed Income Fund has the ability to invest in CLOs and private mortgage pass-through securities and the Destinations Core Fixed Income, Destinations Low Duration Fixed Income and Destinations Multi Strategy Alternatives Fund each has the ability to invest in mortgage-backed securities, in each case as part of the Fund’s principal investment strategies. The Adviser has entered into investment guidelines with each Sub-adviser with respect to the Sub-adviser’s management of Fund assets. These investment guidelines restrict the Sub-adviser’s ability to invest in certain instruments and can be modified by the Adviser from time to time.

The Trust has adopted Illiquid Securities Guidelines (“Guidelines”), pursuant to which each of the Funds may invest up to 15% of its net assets in illiquid securities. Illiquid securities are securities that cannot be sold or disposed of for their approximate carrying value on the books of the Fund in seven days or less. The Board reviewed and approved the Guidelines and, at least annually, the Board will review the Guidelines for their continuing appropriateness.

The Adviser will rely on the Sub-advisers to manage the Funds’ portfolio in accordance with the Guidelines, in the context of market conditions, which will change over time. However, although the Funds will use a manager-of-managers model, the Adviser is ultimately responsible for the investment performance of the Funds. The Adviser will examine the Sub-adviser’s policies and procedures to ensure that they take into account appropriate information about the nature of the Fund’s investments and the markets in which they trade, including the overall activity of the market, the frequency of trades and quotes for a particular instrument, the price volatility and bid-ask spreads of the instrument, and the size of the Fund’s investment relative to the overall market for the instrument. On a quarterly basis, the Adviser will provide a quarterly report to the Board concerning the Funds’ compliance with the Guidelines. Additionally, the Adviser and Sub-advisers will maintain a system to ensure compliance with the Guidelines. In addition, the Trust’s Chief Compliance Officer will annually review and assess the adequacy of the Guidelines.

Because the shareholders of the Funds will (at least initially) be investors of the Adviser, the Adviser expects to be able to anticipate and manage market circumstances that may result in high levels of Fund redemptions.

Finally, the Funds are in the process of evaluating the new Liquidity Rule and building policies and procedures and a compliance infrastructure to comply with the Rule on or before its effective date.

We greatly appreciate your thoughtful comments and review and look forward to working with you in getting the Registration Statement effective. If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Ms. Vroman-Lee

March 6, 2017

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien